Filed Pursuant to Rule 433

Registration No. 333-234764

March 3, 2022

PRICING TERM SHEET

$750,000,000 4.250% Senior Notes due 2052

The information in this pricing term sheet supplements the registration statement and the preliminary prospectus supplement and supersedes the information in the registration statement and the preliminary prospectus supplement to the extent inconsistent with the information in those documents. Terms used herein but not defined herein shall have the respective meanings as set forth in the preliminary prospectus supplement.

Issuer:	Diamondback Energy, Inc.
Format:	SEC Registered
Trade Date:	March 3, 2022
Settlement Date:	March 17, 2022 (T+10)
It is expected that delivery of the Notes will be made against payment therefor on or about March 17, 2022, which is the tenth business day following the Trade Date (such settlement cycle being referred to as “T+10”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.
Anticipated Ratings:*	Moody’s: Baa3 (Stable)
S&P: BBB- (Stable)
Fitch: BBB (Stable)

Principal Amount:	$750,000,000
Maturity Date:	March 15, 2052
Benchmark Treasury:	UST 1.875% due November 15, 2051
Benchmark Treasury Price/Yield:	91-18 / 2.267%
Spread to Benchmark Treasury:	+200bps
Yield to Maturity:	4.267%

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Price to Public:	99.714% of principal amount, plus accrued interest, if any from March 17, 2022
Coupon:	4.250% per annum
Interest Payment Dates:	March 15 and September 15, commencing September 15, 2022
Optional Redemption:	At any time prior to September 15, 2051, make whole call as set forth in the preliminary prospectus supplement (treasury rate plus 30 basis points), plus accrued interest to, but not including, the redemption date. At any time on or after September 15, 2051, at 100% of the principal amount plus accrued interest to the redemption date.
CUSIP/ISIN:	25278X AT6 / US25278XAT63
***
Joint Book-Running Managers:	Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
TD Securities (USA) LLC

Passive Bookrunners:	Barclays Capital Inc.
PNC Capital Markets LLC
J.P. Morgan Securities LLC
BofA Securities, Inc.

Senior Co-Managers:	Wells Fargo Securities, LLC
Credit Suisse Securities (USA) LLC
Goldman Sachs & Co. LLC
Capital One Securities, Inc.
Scotia Capital (USA) Inc.
Citigroup Global Markets Inc.
Truist Securities, Inc.
U.S. Bancorp Investments, Inc.
BOK Financial Securities, Inc.
Comerica Securities, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649, RBC Capital Markets, LLC toll-free at 1-866-375-6829 or TD Securities (USA) LLC toll free at 1-855-495-9846.